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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____02/01/05_____ AND ENDING_____01/31/06_____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     111 W. Ocean Boulevard, 23rd Floor

                                      (No. and Street)

Long Beach   CA   90802

      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

MAR 3 1 2006

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Russell T. Hill   (562) 435-5657

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Windes & McClaughry Accountancy Corporation

                          (Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 13 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Russell T. Hill_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Halbert, Hargrove & Co._____ , as of _____January 31_____, 20 06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

_____See Attached_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _Los Angeles_ } ss.

On _March 14, 2006_ before me, _Craig T Cross Notary Public_
Date   Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared _Russell T Hill_ ,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Craig T. Cross
Signature of Notary Public

CRAIG T. CROSS
Commission # 1355911
Notary Public - California
Los Angeles County
My Comm. Expires May 8, 2006

──────── OPTIONAL ────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _SEC Annual Audited Form X-17A-5_

Document Date: _January 31, 2006_   Number of Pages: _Two_

Signer(s) Other Than Named Above: _No Other Signers_

Capacity(ies) Claimed by Signer

Signer's Name: _Russell T. Hill_

☐ Individual
☑ Corporate Officer — Title(s): _CFO_
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _Halbert Hargrove & Co._

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

HALBERT, HARGROVE & CO.

FINANCIAL STATEMENTS
JANUARY 31, 2006 AND 2005

CONTENTS



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
Established 1926   *& Consultants*

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
   Irvine
   Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 18, 2006

HALBERT, HARGROVE & CO.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	January 31,	
	2006	**2005**
ASSETS		
Cash	$149,746	$154,758
Miscellaneous receivables	36,654	62,229
Prepaid expenses	13,221	1,997
Investments	112,573	103,300
Deferred income taxes	3,817	5,407
Subordinated notes receivable	26,860	26,860
Other	1,705	1,705
TOTAL ASSETS	$344,576	$356,256

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 2,960	$ 5,084
Accrued expenses	5,396	24,481
Income taxes payable		5,795
	8,356	35,360
COMMITMENTS (Note 2)		
Subordinated borrowings	25,042	25,042
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 30,000 shares authorized	18,675	18,675
Additional paid-in capital	75,923	75,923
Retained earnings	216,580	201,256
	311,178	295,854
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$344,576	$356,256

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF INCOME

	For the Year Ended January 31,	
	2006	**2005**
REVENUE		
Commissions – sale of investment company shares	$316,627	$385,433
Commissions – sale of variable annuities	37,258	73,183
Commissions – listed	148,950	320,028
Other revenue	20,052	7,659
	522,887	786,303
EXPENSES		
Sales and administrative employees' expenses	339,421	538,541
Registered representatives' commissions	31,369	
Communications		673
Occupancy and equipment costs	41,476	59,880
Interest expense	2,276	2,254
Regulatory fees and expenses	6,467	4,963
Compliance	3,853	
Other expenses	77,676	121,526
	502,538	727,837
INCOME BEFORE INCOME TAXES	20,349	58,466
PROVISION FOR INCOME TAXES	5,025	14,423
NET INCOME	$ 15,324	$ 44,043

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE AT FEBRUARY 1, 2004	18,675	$ 18,675	$ 75,923	$ 157,213
NET INCOME				44,043
BALANCE AT JANUARY 31, 2005	18,675	18,675	75,923	201,256
NET INCOME				15,324
BALANCE AT JANUARY 31, 2006	18,675	$ 18,675	$ 75,923	$ 216,580

The accompanying notes are an integral part of these statements.

4

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

	For the Year Ended January 31,	
	2006	2005
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR – FEBRUARY 1	$ 25,042	$ 25,042
SUBORDINATED BORROWINGS AT END OF YEAR – JANUARY 31	$ 25,042	$ 25,042

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,324	$ 44,043
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income taxes	1,590	328
Unrealized gain on investments	(7,473)	
Loss on exercise of warrants	2,700	
(Increase) decrease in:		
Miscellaneous receivables	25,575	(3,342)
Prepaid expenses	(11,224)	19,121
Increase (decrease) in:		
Accounts payable	(2,124)	441
Accrued expenses	(19,085)	16,695
Income taxes payable	(5,795)	5,795
Net Cash Provided By (Used In) Operating Activities	(512)	83,081
CASH FLOWS FROM INVESTING ACTIVITIES		
Exercise of warrants	(4,500)	
Net Cash Used In Financing Activities	(4,500)	
NET CHANGE IN CASH	(5,012)	83,081
CASH AT BEGINNING OF YEAR	154,758	71,677
CASH AT END OF YEAR	$149,746	$154,758
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for:		
Income taxes	$ 20,006	
Interest expense	$ 2,276	$ 2,254

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006 AND 2005

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the state of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company introduces its customers, who are primarily middle- to high-income individuals, to a clearing broker on a fully disclosed basis and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies

Cash – Concentration of Credit Risk

Throughout the year, the Company has maintained cash balances at its financial institution in excess of federally insured limits.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, differences in timing of deductibility of deferred compensation, vacation expense and depreciation, and taxability of income from investments.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies
(Continued)**

Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2 – Leases

Operating Leases

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has a sublease agreement with an affiliated company, which covers approximately 93% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2006 and 2005 was approximately $42,000 and $60,000 respectively, which is net of sublease reimbursements of approximately $335,260 and $316,000, respectively, for the years ended January 31, 2006 and 2005.

Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Year Ending January 31,	Office Space
2007	$ 353,700
2008	362,422
2009	368,652
2010	337,931
	$ 1,422,705

NOTE 2 – Leases (Continued)

Operating Leases (Continued)

Future minimum sublease payments to be received on noncancelable sublease agreements are as follows:

Year Ending January 31,	Office Space
2007	$ 329,700
2008	338,422
2009	344,652
2010	315,931
	$ 1,328,705

NOTE 3 – Related-Party Transactions

Investments

Investments or securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

In December 2003, the Company invested $100,000 in Halbert Hargrove/Russell, LLC (HHRLLC), receiving Special Class 3 Capital Units, which represents a 1.99% interest. This investment is not readily marketable. Management has determined that the cost approximates the fair value at January 31, 2006 and 2005.

Subordinated Notes Receivable

The Company loaned funds to Halbert Hargrove/Russell (HHR), an affiliated company sharing common ownership, in the form of subordinated notes receivable. The notes bear interest at 8% and are due on demand. The amount outstanding at January 31, 2006 and 2005 was $26,860.

NOTE 3 – Related-Party Transactions (Continued)

Subordinated Borrowings

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2006. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Reimbursed Expenses

HHRLLC, an affiliated company sharing common controlling ownership, reimburses the Company for rent pursuant to a reimbursement agreement. For the years ended January 31, 2006 and 2005, the rent totaled approximately $335,200 and $316,000, respectively. Additionally, the Company reimburses HHRLLC for salaries, insurance and other expenses. These costs totaled approximately $51,000 and $75,300 for the years ended January 31, 2006 and 2005, respectively. The Company has entered into several noncancelable office equipment operating leases that have been assigned to and are paid directly by HHRLLC.

NOTE 4 – Provision for Income Taxes

The provision for income taxes consists of the following:

| | For the Year Ended January 31, | |
	2006	2005
Currently payable		
Federal	$ 1,860	$ 9,060
State	1,575	5,035
Deferred income taxes	1,590	328
	$ 5,025	$ 14,423

NOTE 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2006, the Company had net capital of $141,390 which was $136,390 in excess of its required net capital, and the Company's net capital ratio was .06 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET
CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION
INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JANUARY 31, 2006

CREDITS
Stockholders' equity per the Company's unaudited
X-17A-5 Part IIA filing

$ 308,730

Add: Liabilities subordinated to claims of
general creditors allowable in computation
of net capital

25,042

Net audit adjustments

2,448

Stockholders' equity

336,220

DEBITS
Nonallowable assets:

Receivables from noncustomers

63,514

Investments

112,573

Prepaid expenses and deferred income taxes

17,038

Other assets

1,705

194,830

NET CAPITAL

141,390

**MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF
$5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $8,356**

5,000

Excess net capital

$ 136,390

Excess net capital at 1000%

$ 140,554

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL

.06 to 1

PERCENT OF DEBT TO DEBT-EQUITY TOTAL

7.4%

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5
Part IIA filing

$ 141,390

Net audit adjustments

0

NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5

$ 141,390

AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5
Part IIA filing

$ 5,396

Net audit adjustments

2,960

AGGREGATE INDEBTEDNESS

$ 8,356

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE II
JANUARY 31, 2006

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 Section (k)(2)(ii) as of January 31, 2006. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 Section (k)(2)(ii) as of January 31, 2006. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.



WINDES & McClaughry
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements and supplemental schedules of Halbert, Hargrove and Co. (the Company), for the year ended January 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 18, 2006